UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 14D-9/A

SOLICITATION/RECOMMENDATION
STATEMENT UNDER SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 15)

VULCAN MATERIALS COMPANY
(Name of Subject Company)

VULCAN MATERIALS COMPANY
(Name of Persons Filing Statement)

Common Stock, $1.00 par value per share
(Title of Class of Securities)

929160109
(CUSIP Number of Class of Securities)

Robert A. Wason IV, Esq.
Senior Vice President and General Counsel
Vulcan Materials Company
1200 Urban Center Drive
Birmingham, Alabama 35242
Telephone:  (205) 298-3000
(Name, address, and telephone number of persons authorized to receive notices and communications on behalf of the person filing statement)

Copies to:
Edward D. Herlihy, Esq.
Igor Kirman, Esq.
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, New York 10019
(212) 403-1000

☐            Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 15 to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended from time to time, the “Schedule 14D-9”) originally filed by Vulcan Materials Company, a New Jersey corporation (“Vulcan” or the “Company”), with the Securities and Exchange Commission on December 22, 2011 and subsequently amended, relating to the unsolicited exchange offer by Martin Marietta Materials, Inc., (“Martin Marietta”), a North Carolina corporation, to exchange each of the issued and outstanding shares of common stock, par value $1.00 per share, of Vulcan (the “Vulcan Common Stock”) for 0.50 shares of the common stock (the “Exchange Ratio”), par value $0.01 per share, of Martin Marietta, together with the associated preferred stock purchase rights (the “Martin Marietta Common Stock”).

Except as specifically noted herein, the information set forth in the Schedule 14D-9 remains unchanged.  Capitalized terms used but not defined in this Amendment No. 15 have the meanings ascribed to them in the Schedule 14D-9.

Item 4.    The Solicitation or Recommendation

Item 4 of the Statement is hereby amended and restated by inserting the following paragraph after the last paragraph of the section titled “Background of the Offer”:

On May 4, 2012, the Delaware Chancery Court ruled that Martin Marietta breached two binding contracts in pursuing its Offer and proxy contest to seek control of Vulcan.  The Court ruled that “Martin Marietta shall be enjoined for a period of four months from prosecuting a proxy contest, making an exchange or tender offer, or otherwise taking steps to acquire control of Vulcan shares or assets.”  The Court held further that “[d]uring that period, [Martin Marietta] is also enjoined from any further violations” of the two binding agreements.

On May 7, 2012, Martin Marietta announced its intent to pursue an appeal and seek a stay of the Delaware Chancery Court's decision pending the outcome of the appeal.

Item 4 of the Statement is further amended and restated by replacing the subsection entitled “(IV) The Offer is illegal” with the following:

(IV) The Offer is illegal.

Prior to launching the Offer, Martin Marietta obtained from Vulcan highly sensitive, material, non-public and confidential information pursuant to a letter agreement covering confidentiality, use restrictions and other terms, dated as of May 3, 2010, between the parties and a common interest, joint defense and confidentiality agreement, dated as of May 18, 2010, between the parties and between their respective counsel. Each of these agreements contains, among other things, strict prohibitions on misusing and improperly disclosing confidential information. Vulcan commenced litigation in the United States District Court for the Northern District of Alabama, Southern Division and filed a counterclaim in the Delaware Court of Chancery to enforce its rights under these agreements and the federal securities laws and accordingly to enjoin the Offer, as described further under “Item 8. Additional Information—Litigation.”  On May 4, 2012, the Delaware Chancery Court ruled that Martin Marietta breached these two binding contracts in pursuing its Offer and proxy contest to seek control of Vulcan.  The Court ruled that “Martin Marietta shall be enjoined for a period of four months from prosecuting a proxy contest, making an exchange or tender offer, or otherwise taking steps to acquire control of Vulcan shares or assets.”  The Court held further that “[d]uring that period, [Martin Marietta] is also enjoined from any further violations” of the two binding agreements.

Item 5.    Persons/Assets Retained, Employed, Compensated or Used

Item 5 of the Statement is hereby amended and restated in its entirety as follows:

Vulcan has retained Goldman, Sachs & Co. in connection with, among other things, Vulcan’s analysis and consideration of, and response to, the exchange offer. Goldman will be paid fees to be determined by the Company for such services, may be reimbursed for its reasonable out-of-pocket expenses (including certain fees and disbursements of its legal counsel), and will be indemnified against certain liabilities relating to or arising out of the engagement.

Vulcan has engaged MacKenzie Partners, Inc. (“MacKenzie”) to assist it in connection with Vulcan’s communications with its shareholders in connection with the Offer. Vulcan has agreed to pay customary compensation to MacKenzie for such services. In addition, Vulcan has agreed to reimburse MacKenzie for its reasonable out-of-pocket expenses and to indemnify it and certain related persons against certain liabilities relating to or arising out of the engagement.

Vulcan has also retained Sard Verbinnen & Co. (“Sard Verbinnen”) as its public relations advisor in connection with the Offer. Vulcan has agreed to pay customary compensation to Sard Verbinnen for such services. In addition, Vulcan has agreed to reimburse Sard Verbinnen for its reasonable out-of-pocket expenses and to indemnify Sard Verbinnen and certain related persons against certain liabilities relating to or arising out of the engagement.

Vulcan has retained Bank of America Merrill Lynch (“BAML”) as an additional independent financial advisor in connection with, among other things, Vulcan’s analysis and consideration of, and response to, the Offer. Vulcan will pay BAML fees to be determined by the Company for its services, reimburse it for certain of its expenses (including certain fees and disbursements of its legal counsel), and indemnify it and certain related persons against certain liabilities relating to or arising out of the engagement.

Except as set forth above, neither Vulcan nor any person acting on its behalf has or currently intends to employ, retain, or compensate any person to make solicitations or recommendations to the shareholders of Vulcan on its behalf with respect to the Offer.

Item 8.           Additional Information

The subsection of Item 8 entitled “Litigation—Delaware Litigation” is hereby deleted in its entirety and replaced with the following:

On December 12, 2011, Martin Marietta Materials, Inc. commenced litigation in the Delaware Court of Chancery against Vulcan seeking declaratory and injunctive relief.  The action is captioned Martin Marietta Materials, Inc. v. Vulcan Materials Co., C.A. No. 7102-CS (Del. Ch.).  In its complaint, Martin Marietta asked the court to issue a declaration that the May 3, 2010 letter agreement covering confidentiality, use restrictions and other terms between Martin Marietta and Vulcan does not prohibit (1) the exchange offer launched by Martin Marietta on December 12, 2011 or (2) Martin Marietta’s anticipated nomination of five candidates for Vulcan’s board of directors at the 2012 annual meeting.  Martin Marietta also sought an injunction prohibiting Vulcan from prosecuting any action under the May 3, 2010 letter agreement covering confidentiality, use restrictions and other terms in any jurisdiction other than Delaware.

On December 20, 2011, Vulcan answered the complaint and asserted counterclaims against Martin Marietta.  Vulcan alleged that Martin Marietta violated the May 3, 2010 letter agreement covering confidentiality, use restrictions and other terms by using and disclosing confidential material protected by the agreement to launch its exchange offer.  On this basis, Vulcan sought (1) a declaration that Martin Marietta is barred from disclosing material received pursuant to the May 3, 2010 letter agreement in connection with its exchange offer, and (2) a decree of specific performance or an injunction prohibiting Martin Marietta from pursuing its exchange offer and requiring Martin Marietta to withdraw the documents it has publicly filed that disclose information covered by the agreement.

In order to ensure efficient and prompt resolution of the contract disputes between Vulcan and Martin Marietta, Vulcan agreed during a conference with the Court to litigate together in the Delaware Court of Chancery its claims under the May 3, 2010 letter agreement covering confidentiality, use restrictions and other terms, and its claims then pending in the United States District Court for the Northern District of Alabama (see “—Alabama Litigation,” below) under the May 18, 2010 common interest, joint defense and confidentiality agreement.

On January 18, 2012,Vulcan filed with the Court its amended answer and counterclaim, alleging that Martin Marietta violated both the May 3, 2010 letter agreement covering confidentiality, use restrictions and other terms and the May 18, 2010 common interest, joint defense, and confidentiality agreement in connection with its exchange offer.  To remedy Martin Marietta’s breaches of contract, Vulcan sought (1) an order enjoining Martin Marietta from pursuing its exchange offer, (2) an order enjoining Martin Marietta from pursuing its proposed proxy contest, and (c) a declaration that Martin Marietta may not disclose any further confidential Vulcan information in order to satisfy the requirements of the federal securities laws or otherwise.

The Court held a four-day trial on the parties’ claims between February 28, 2012 and March 2, 2012.  Post-trial briefing was completed on March 30, 2012, and the Court held argument on April 9, 2012.

On May 4, 2012, the Delaware Chancery Court ruled that Martin Marietta breached two binding contracts in pursuing its Offer and proxy contest to seek control of Vulcan.  The Court ruled that “Martin Marietta shall be enjoined for a period of four months from prosecuting a proxy contest, making an exchange or tender offer, or otherwise taking steps to acquire control of Vulcan shares or assets.”  The Court held further that “[d]uring that period, [Martin Marietta] is also enjoined from any further violations” of the two binding agreements.  Martin Marietta has announced its intent to pursue an appeal and seek a stay of the Delaware Chancery Court's decision pending the outcome of the appeal.

The subsection of Item 8 entitled “Litigation—New Jersey Litigation” is hereby amended by adding the following after the third-to-last paragraph:

On April 5, 2012, the Court held a hearing related to discovery procedures.  In an order issued on the same date, the Court, among other things, ordered Vulcan and Martin Marietta to enter into a confidentiality agreement or other protective order for the purpose of sharing certain information between the parties.

On April 25, 2012, Martin Marietta filed a motion seeking a preliminary injunction prohibiting Vulcan from declaring Martin Marietta’s nominees ineligible for election.

On May 7, 2012, Martin Marietta withdrew its motion for a preliminary injunction “in light of the Chancery Court’s opinion.”

Item 9.           Exhibits

This Amendment No. 15 amends and restates “Item 9.  Exhibits” to add new Exhibit (a)(30) as follows:

(a)(30)	—	Press release issued by Vulcan Materials Company, dated May 4, 2012 (incorporated by reference to Vulcan’s Form 425 filing dated May 4, 2012)

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete, and correct.

VULCAN MATERIALS COMPANY

Date: May 7, 2012	By:	/s/ Daniel F. Sansone
Name: Daniel F. Sansone
Title: Executive Vice President and Chief Financial Officer

EXHIBIT INDEX

(a)(1)	—	Press release issued by Vulcan Materials Company, dated December 12, 2011 (incorporated by reference to Exhibit 99.1 of Vulcan’s Current Report on Form 8-K filed on December 12, 2011)
(a)(2)	—	Press release issued by Vulcan Materials Company, dated December 22, 2011 *
(a)(3)	—	Letter to Vulcan Shareholders, dated December 22, 2011 *
(a)(4)	—	Opinion of Goldman Sachs, dated December 19, 2011 (included as Annex B to this Schedule 14D-9)
(a)(5)	—	Letter to Vulcan Materials Company Employees (incorporated by reference to Vulcan’s Form 425 filing dated December 22, 2011)
(a)(6)	—	Content from the Vulcan Materials Company website regarding Martin Marietta’s unsolicited exchange offer (incorporated by reference to Vulcan’s Form 425 filing dated December 22, 2011)
(a)(7)	—	Communication to Vulcan Materials Company Employees (incorporated by reference to Vulcan’s Form 425 filing dated December 28, 2011)
(a)(8)	—	Communication to Customers (incorporated by reference to Vulcan’s Form 425 filing dated December 28, 2011)
(a)(9)	—	Communication to Suppliers (incorporated by reference to Vulcan’s Form 425 filing dated December 28, 2011)
(a)(10)	—	Communication to Government Officials (incorporated by reference to Vulcan’s Form 425 filing dated December 28, 2011)
(a)(11)	—	Communication and Frequently Asked Questions Material to Vulcan Materials Company Employees (incorporated by reference to Vulcan’s Form 425 filing dated December 29, 2011)
(a)(12)	—	Investor Presentation (incorporated by reference to Vulcan’s Form 425 filing dated January 5, 2012)
(a)(13)	—	Press release issued by Vulcan Materials Company, dated January 5, 2012 (incorporated by reference to Vulcan’s Form 425 filing dated January 5, 2012)
(a)(14)	—	Communication to Vulcan Materials Company Employees (incorporated by reference to Vulcan’s Form 425 filing dated January 5, 2012)
(a)(15)	—	Press release issued by Vulcan Materials Company, dated January 10, 2012 (incorporated by reference to Vulcan’s Form 425 filing dated January 10, 2012)
(a)(16)	—	Press release issued by Vulcan Materials Company, dated January 24, 2012 (incorporated by reference to Vulcan’s Form 425 filing dated January 24, 2012)
(a)(17)	—	Earnings release issued by Vulcan Materials Company, dated February 16, 2012 (incorporated by reference to Vulcan’s Form 425 filing dated February 16, 2012)
(a)(18)	—	Slides used during earnings release conference call held on February 16, 2012 (incorporated by reference to Vulcan’s Form 425 filing dated February 16, 2012)
(a)(19)	—	Excerpt from transcript of earnings release conference call held on February 16, 2012 (incorporated by reference to Vulcan’s Form 425 filing dated February 16, 2012)
(a)(20)	—	Communication to Vulcan Materials Company Employees (incorporated by reference to Vulcan’s Form 425 filing dated February 23, 2012)
(a)(21)	—	Communication to Vulcan Materials Company Employees (incorporated by reference to Vulcan’s Form 425 filing dated March 16, 2012)
(a)(22)	—	Press release issued by Vulcan Materials Company, dated March 30, 2012 (incorporated by reference to Vulcan’s Form 425 filing dated March 30, 2012)
(a)(23)	—	Investor Presentation (incorporated by reference to Vulcan’s Form 425 filing dated

March 30, 2012)
(a)(24)	—	Earnings release issued by Vulcan Materials Company, dated April 26, 2012 (incorporated by reference to Vulcan’s Form 425 filing dated April 26, 2012)
(a)(25)	—	Slides used during earnings release conference call held on April 26, 2012 (incorporated by reference to Vulcan’s Form 425 filing dated April 26, 2012)
(a)(26)	—	Excerpt from transcript of earnings release conference call held on April 26, 2012 (incorporated by reference to Vulcan’s Form 425 filing dated April 26, 2012)
(a)(27)	—	Press release issued by Vulcan Materials Company, dated April 30, 2012 (incorporated by reference to Vulcan’s Form 425 filing dated April 30, 2012)
(a)(28)	—	Letter to Vulcan Materials Company shareholders, dated April 30, 2012 (incorporated by reference to Vulcan’s Form 425 filing dated April 30, 2012)
(a)(29)	—	Content from the Vulcan Materials Company website regarding Martin Marietta’s unsolicited exchange offer (incorporated by reference to Vulcan’s Form 425 filing dated April 30, 2012)
(a)(30)	—	Press release issued by Vulcan Materials Company, dated May 4, 2012 (incorporated by reference to Vulcan’s Form 425 filing dated May 4, 2012)
(e)(1)	—	Excerpts from the Vulcan Definitive Proxy Statement on Schedule 14A, dated and filed with the SEC on March 31, 2011
(e)(2)	—	Unfunded Supplemental Benefit Plan for Salaried Employees, as amended (incorporated by reference to Exhibit 10.4 to Vulcan’s Current Report on Form 8-K filed with the SEC on December 17, 2008)
(e)(3)	—

Amendment to the Unfunded Supplemental Benefit Plan for Salaried Employees (incorporated by reference to Exhibit 10(c) to Legacy Vulcan Corp.’s Annual Report on Form 10-K for the year ended December 31, 2001, and filed with the SEC on March 27, 2002)

(e)(4)	—	Vulcan Executive Deferred Compensation Plan, as amended (incorporated by reference to Exhibit 10.1 to Vulcan’s Current Report on Form 8-K filed with the SEC on December 17, 2008)
(e)(5)	—

Vulcan Deferred Compensation Plan for Directors Who Are Not Employees of the Company, as amended (incorporated by reference to Exhibit 10.5 to Vulcan’s Current Report on Form 8-K filed with the SEC on December 17, 2008)

(e)(6)	—	Vulcan Amended and Restated 2006 Omnibus Long-Term Incentive Plan (incorporated by reference to Appendix A to Vulcan’s Proxy Statement on Schedule 14A filed with the SEC on March 31, 2011)
(e)(7)	—	Vulcan 1996 Long-Term Incentive Plan (incorporated by reference to Exhibit B to Legacy Vulcan Corp’s Proxy Statement on Schedule 14A filed with the SEC on April 10, 2006)
(e)(8)	—

Vulcan Deferred Stock Plan for Nonemployee Directors of the Company, as amended (incorporated by reference to Exhibit 10(f) to Legacy Vulcan Corp.’s Annual Report on Form 10-K for the year ended December 31, 2001, and filed with the SEC on March 27, 2002)

(e)(9)	—

Vulcan Restricted Stock Plan for Nonemployee Directors of the Company, as amended (incorporated by reference to Exhibit 10.6 to Vulcan’s Current Report on Form 8-K filed with the SEC on December 17, 2008)

(e)(10)	—	Form Stock Option Award Agreement (incorporated by reference to Exhibit 10(o) to Legacy Vulcan Corp.’s Report on Form 8-K filed December 20, 2005)
(e)(11)	—	Form Director Deferred Stock Unit Award Agreement (incorporated by reference to Exhibit 10.9 to the Company’s Current Report on Form 8-K filed December 17, 2008)
(e)(12)	—	Form Performance Share Unit Award Agreement (incorporated by reference to

Exhibit 10.1 to the Company’s Current Report on Form 8-K filed March 11, 2010)
(e)(13)	—	Form Stock Only Stock Appreciation Rights Agreement (incorporated by reference to Exhibit 10(a) to the Company’s Current Report on Form 8-K filed November 15, 2011)
(e)(14)	—	Form Stock Only Stock Appreciation Rights Agreement (incorporated by reference to Exhibit 10(p) to Legacy Vulcan Corp.’s Report on Form 10-K filed February 26, 2007)
(e)(15)	—	Form Employee Deferred Stock Unit Award Amended Agreement (incorporated by reference to Exhibit 10.7 to the Company’s Current Report on Form 8-K filed December 17, 2008)
(e)(16)	—	Change of Control Employment Agreement Form (Double Trigger) (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on October 2, 2008)
(e)(17)	—	Change of Control Employment Agreement Form (Modified Double Trigger) (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed on October 2, 2008)
(e)(18)	—

Change of Control and Non-Competition Agreement with John R. McPherson, dated as of October 7, 2011 (incorporated by reference to Exhibit 10.1 to Vulcan’s Current Report on Form 8-K filed with the SEC on October 11, 2011)

(e)(19)	—

Independent Contractor Consulting Agreement with John R. McPherson, dated as of October 7, 2011 (incorporated by reference to Exhibit 10.2 to Vulcan’s Current Report on Form 8-K filed with the SEC on October 11, 2011)

(e)(20)	—	Supplemental Executive Retirement Agreement (incorporated as Exhibit 10 to Legacy Vulcan Corp.’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2001 filed on November 2, 2001)
(e)(21)	—	Vulcan Executive Incentive Plan, as amended (incorporated by reference to Exhibit 10.2 to Vulcan’s Current Report on Form 8-K filed with the SEC on December 17, 2008)

* Filed as exhibits to the Schedule 14D-9 filed on December 22, 2011